Expense Limit and Reimbursement Agreement

         Expense Limit and Reimbursement Agreement made as of July 10, 2001, between Pioneer Investment Management, Inc. (PIM) and Pioneer Variable Contracts Trust (the "Trust") with respect to the Trust's series of shares of beneficial interest listed on Appendix I hereto (each a "Portfolio").

         Whereas PIM wishes to reduce the expenses of each Portfolio until the Portfolio achieves a certain level of assets; and

         Whereas the Trust wishes to have PIM enter into such an agreement and is prepared to repay such expenses if the Portfolio subsequently achieves a sufficient level of assets;

         Now therefore the parties agree as follows:

         Section 1. PIM agrees to limit each Portfolio's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Portfolio for the Portfolio's ordinary operating expenses so that the total expenses of the Portfolio (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, etc.) with respect to Class I shares do not exceed the percentage of average daily net assets attributable to Class I shares specified in Appendix I on an annual basis. PIM also agrees to waive its fees and/or reimburse the fund-wide expenses attributable to any other authorized class of a Portfolio's shares to the same extent that such expenses are reduced for that Portfolio's Class I shares. In no event, shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Trust's Rule 12b-1 plan.

         Section 2. PIM may terminate or modify the Expense Limitation only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated during the remainder of the fiscal year in which this Agreement is executed. PIM shall be entitled to modify or terminate the Expense Limitation with respect to any fiscal year that commences subsequent to the date this Agreement is executed if, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Trust's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Portfolios' financial statements; provided that this Agreement shall remain in effect at all times with respect to a Portfolio until the Portfolio's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Trust or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

         Section 3. PIM shall keep a record of the amount of expenses for each class of shares that it waived or reimbursed pursuant to Section 1 hereof ("Prior Expenses"). If at any future date the total expenses of the Portfolio attributable to Class I shares are less than the Expense Limitation, PIM shall be entitled to be reimbursed for such Prior Expenses attributable to Class I shares, provided that such reimbursement does not cause the Portfolio's Class I expenses to exceed the Expense Limitation. PIM shall also be entitled to reimbursement of the corresponding Prior Expenses attributable to any other authorized class of the Portfolio's shares. If the Portfolio's Class I expenses subsequently exceed the Expense Limitation, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses shall be resumed to the extent that Class I expenses do not exceed the Expense Limitation (unless previously terminated by PIM), the Expense Limitation shall be applied. Notwithstanding anything in this Section 3 to the contrary, the Portfolio shall not reimburse PIM for any Prior Expense pursuant to this Section 3 more than three (3) years after the expense was incurred.

         Section 4. It is not intended by PIM or the Trust that the reimbursement agreement in Section 3 shall be an obligation of the Portfolio unless and until the total expenses of the Portfolio attributable to Class I shares are less than the Expense Limitation. PIM understands that such total expenses may never be reduced to such level and there is no assurance that the Prior Expenses shall be reimbursed. In addition, the Trust shall have the right to terminate this Agreement with respect to a Portfolio, including the Portfolio's obligation to reimburse Prior Expenses, at any time upon notice to PIM. This Agreement automatically terminates without obligation by the Trust upon termination of the Portfolio's Management Contract between PIM and the Trust.

         Section 5. This Agreement shall be governed by the laws of the State of Delaware.
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         In witness whereof, the parties hereto have caused this Agreement to be signed as of the 10th day of July, 2001.

PIONEER VARIABLE CONTRACTS          PIONEER INVESTMENT MANAGEMENT, INC.
TRUST

BY: /s/ Vincent Nave                BY: /s/ Vincent Nave
        Vincent Nave                        Vincent Nave
        Treasurer                           Vice President


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                                   Appendix I

                       Schedule of Expense Limitations for

                  Pioneer Variable Contracts Trust's Portfolios

                                                          Class I Portfolio
                                                          Expense Limitation
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Pioneer Small Cap Value VCT Portfolio                         1.25%

Pioneer Global Value VCT Portfolio                            1.25%

Pioneer Global Consumer Products & Services VCT Portfolio     1.25%

Pioneer Global Energy & Utilities VCT Portfolio               1.25%

Pioneer Global Industrial Products & Services VCT Portfolio   1.25%